Exhibit 99.1

AMRYT PHARMA PLC

(“Amryt” or the “Company”)

AMRYT RECEIVES POSITIVE OPINION FROM EMA ON ORPHAN DRUG DESIGNATION FOR AP103

DUBLIN, Ireland, and Boston MA, September 15 2020,  Amryt (Nasdaq: AMYT, AIM: AMYT), a global, commercial-stage biopharmaceutical company dedicated to developing and commercializing novel therapeutics to treat patients suffering from serious and life-threatening rare diseases, is pleased to announce that the European Medicines Agency (“EMA”) Committee for Orphan Medicinal Products (“COMP”) has adopted a positive opinion for orphan designation for the use of AP103 in Epidermolysis Bullosa (“EB”). AP103 is based on Amryt’s gene-therapy platform technology and offers a potential treatment for patients with Dystrophic Epidermolysis Bullosa (“DEB”), a subset of EB.

Orphan drug designation in the EU is granted by the European Commission within 30 days of a positive opinion being issued by the EMA COMP.  This designation provides certain regulatory and financial incentives including but not limited to product market exclusivity for ten years in the EU following regulatory approval.  Orphan designation is available to companies developing products intended to treat a life-threatening or chronically debilitating condition affecting no more than five in 10,000 persons in the European Union, and where the treatment provides a significant benefit to those affected by the condition or no satisfactory treatment is available.  Amryt plans to submit an orphan drug designation request for AP103 to the US Food and Drug Administration (“FDA”) in the near future.

Dr Joe Wiley, CEO of Amryt Pharma, commented: “Receiving this positive opinion from the EMA for our gene-therapy candidate, AP103, is a significant development for patients suffering from Epidermolysis Bullosa and provides additional momentum to our development pipeline.  Unlike other gene therapies that rely on viral vectors, AP103 is based on a novel polymer-based topical delivery platform, which we believe offers potential advantages in the gene-therapy field and has potential to be used in other genetic skin conditions.  Alongside our recent positive top line readout from our Phase 3 EASE trial in FILSUVEZ®, today’s news further illustrates the exciting clinical opportunities in Amryt’s portfolio. These milestones relating to our efforts in Epidermolysis Bullosa are significant for all Amryt stakeholders as we build a global Epidermolysis Bullosa franchise and become a leader in rare and orphan diseases.”

About AP103

AP103 is currently in preclinical development for the treatment of patients with DEB, a subset of EB.  AP103 is the first gene therapy product candidate based on our novel polymer-based topical gene-therapy delivery platform, which also has potential use for the treatment of other rare genetic diseases. Amryt intends to initiate clinical development of AP103 in the first half of 2022.

About Epidermolysis Bullosa

EB is a rare, chronic and distressing genetic skin disorder that causes the skin layers and internal body linings to separate and affects infants, children and adults. The global incidence of EB is estimated to be approximately 1 in 20,000, which implies that there are as many as 30,000 affected individuals in the US and over 500,000 worldwide. There are currently no approved treatments. The global market opportunity for EB is estimated by the Company to be in excess of $1.0 billion.

Enquiries:

Amryt Pharma plc	+353 (1) 518 0200
Joe Wiley, CEO
Rory Nealon, CFO/COO
LifeSci Advisors, LLC	+1 (212) 915 2564
Tim McCarthy
Consilium Strategic Communications	+44 (0) 20 3709 5700
Amber Fennell, Matthew Neal, Ashley Tapp
About Amryt

Amryt is a biopharmaceutical company focused on developing and delivering innovative new treatments to help improve the lives of patients with rare and orphan diseases. Amryt comprises a strong and growing portfolio of commercial and development assets.

Amryt’s commercial business comprises two orphan disease products.

Juxtapid®/ Lojuxta® (lomitapide) is approved as an adjunct to a low-fat diet and other lipid-lowering medicinal products for adults with the rare cholesterol disorder, Homozygous Familial Hypercholesterolaemia (“HoFH”) in the US, Canada, Columbia, Argentina and Japan (under the trade name Juxtapid®) and in the EU (under the trade name Lojuxta®). HoFH is a rare genetic disorder which impairs the body’s ability to remove low density lipoprotein (“LDL”) cholesterol (“bad” cholesterol) from the blood, typically leading to abnormally high blood LDL cholesterol levels in the body from before birth - often ten times more than people without HoFH - and subsequent aggressive and premature cardiovascular disease.

Myalept® / Myalepta® (metreleptin) is approved in the US (under the trade name Myalept®) as an adjunct to diet as replacement therapy to treat the complications of leptin deficiency in patients with congenital or acquired generalized lipodystrophy (GL) and in the EU (under the trade name Myalepta®) for the treatment of leptin deficiency in patients with congenital or acquired GL in adults and children two years of age and above and familial or acquired partial lipodystrophy (PL) in adults and children 12 years of age and above for whom standard treatments have failed to achieve adequate metabolic control. Metreleptin is also approved for lipodystrophy in Japan. Generalised and partial lipodystrophy are rare disorders characterised by loss or lack of adipose tissue resulting in the deficiency of the hormone leptin, produced by fat cells and are associated with severe metabolic abnormalities including severe insulin resistance, diabetes, hypertriglyceridemia and fatty liver disease.

Amryt’s lead development candidate, FILSUVEZ® is a potential treatment for the cutaneous manifestations of EB, a rare and distressing genetic skin disorder affecting young children and adults for which there is currently no approved treatment.  In September 2020, Amryt reported positive top line results from its pivotal global phase 3 trial of FILSUVEZ® in EB.  The primary endpoint of the trial was met (p-value = 0.013). FILSUVEZ® has been granted Rare Pediatric Disease Designation and has also received a Fast Track Designation from the U.S. Food and Drug Administration. The global market opportunity for EB is estimated by the Company to be in excess of $1.0 billion.

In March 2018, Amryt in-licenced a preclinical gene-therapy platform technology, AP103, which offers a potential treatment for patients with Dystrophic Epidermolysis Bullosa, a subset of EB, and is also potentially relevant to other genetic disorders.

For more information on Amryt, including products, please visit www.amrytpharma.com.

This announcement contains inside information for the purposes of article 7 of the Market Abuse Regulation (EU) 596/2014.

The person making this notification on behalf of Amryt is Rory Nealon, CFO/COO and Company Secretary.

Financial Advisors

Shore Capital (Edward Mansfield, Daniel Bush, John More) are NOMAD and Joint Broker to Amryt in the UK. Stifel (Ben Maddison) are Joint Broker to the company in the UK.  Davy (John Frain, Daragh O’Reilly) act as Joint Broker to the company.

Forward-Looking Statements

Statements in this announcement with respect to Amryt’s business, strategies, timing for completion of and announcing results from the EASE trial, the potential impact of closing enrollment in the EASE trial, as well as other statements that are not historical facts are forward-looking statements involving risks and uncertainties which could cause the actual results to differ materially from such statements. Statements containing the words “expect”, “anticipate”, “intends”, “plan”, “estimate”, “aim”, “forecast”, “project” and similar expressions (or their negative) identify certain of these forward-looking statements. The forward-looking statements in this announcement are based on numerous assumptions and Amryt’s present and future business strategies and the environment in which Amryt expects to operate in the future. Forward-looking statements involve inherent known and unknown risks, uncertainties and contingencies because they relate to events and depend on circumstances that may or may not occur in the future and may cause the actual results, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These statements are not guarantees of future performance or the ability to identify and consummate investments. Many of these risks and uncertainties relate to factors that are beyond each of Amryt’s ability to control or estimate precisely, such as future market conditions, the course of the COVID-19 pandemic, currency fluctuations, the behaviour of other market participants, the outcome of clinical trials, the actions of regulators and other factors such as Amryt’s ability to obtain financing, changes in the political, social and regulatory framework in which Amryt operates or in economic, technological or consumer trends or conditions. Past performance should not be taken as an indication or guarantee of future results, and no representation or warranty, express or implied, is made regarding future performance. No person is under any obligation to update or keep current the information contained in this announcement or to provide the recipient of it with access to any additional relevant information that may arise in connection with it. Such forward-looking statements reflect the Company’s current beliefs and assumptions and are based on information currently available to management.